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UNITED STATES SECURITIES AN EXCHANGECOMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: September 30, 2028 Estimated average burden hours per response................ 2.50
FORM 12b-25	SEC FILE NUMBER 333-216645
NOTIFICATION OF LATE FILING	CUSIP NUMBER 92851B102

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: July 31, 2026

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

For the Transition Period Ended: ____________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VitaSpring Biomedical Co., Ltd.
Full Name of Registrant

Not applicable
Former Name if Applicable

5225 Canyon Crest Drive, Suite 71-825
Address of Principal Executive Office (Street and Number)

Riverside, California 92507
City, State and Zip Code

SEC 1344 (01-19)	Potential persons who are to respond to the collection of information contained in this Form are not required to respond unless the Form displays a currently valid OMB control number.

Board of Governors of the Federal Reserve System	OMB Number 7100-0091	Approval expires February 28, 2027

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)	See Attachment for the narrative.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jing-Zhou Chen	(949)	202-9235
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See the attachment to this Form 12b-25, which is incorporated by reference.

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VitaSpring Biomedical Co., Ltd
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 15, 2026	By	/s/ Jian-Zhou Chen
President and Chief Executive Officer

INSTRUCTION: The Form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the Form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the Form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This Form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the Form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The Form shall be clearly identified as an amended notification.

5.

Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).

6.

Interactive data submissions. This Form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.11 of this chapter). Electronic filers unable to submit or post an Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 and §232.202 of this chapter).

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PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company was unable to complete the preparation and review of its Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2026 within the prescribed time period without unreasonable effort or expense, for the reasons described below.

On September 7, 2026, the Company completed a transition of its management and board of directors. Shao-Hsiang Shih was elected a director of the Company and appointed Chairman of the Board; Jing-Zhou Chen was appointed Chief Executive Officer, President, Chief Financial Officer and Secretary of the Company and designated as the Company’s principal executive officer, principal financial officer and principal accounting officer; and Ssu-Chuan Lai resigned from all positions with the Company. Dr. Lai’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

The Company’s newly appointed principal executive officer and principal financial officer requires additional time to complete his review of the financial statements and the other disclosures to be included in the report, to complete the evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by the report required by Item 4 of Part I of Form 10-Q, and to furnish the certifications required by Rules 13a-14 and 15d-14 under the Securities Exchange Act of 1934 and by Section 906 of the Sarbanes-Oxley Act of 2002.

In addition, the Company has limited accounting personnel and has previously reported a material weakness in its internal control over financial reporting relating to inadequate segregation of duties and the absence of sufficient accounting personnel with experience in United States generally accepted accounting principles and Commission reporting requirements. Those limitations, together with the timing of the management transition described above, did not permit the Company to complete the report, including the related Inline XBRL tagging and review, by September 14, 2026 without unreasonable effort or expense.

The Company expects to file its Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2026 on or before the fifth calendar day following the prescribed due date.

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ATTACHMENT TO FORM 12b-25

VitaSpring Biomedical Co., Ltd.

PART IV (3) — EXPLANATION OF ANTICIPATED SIGNIFICANT CHANGE IN RESULTS OF OPERATIONS

The Company anticipates that the results of operations to be reported in its Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2026 will reflect a significant change from the corresponding periods of the prior fiscal year. The Company expects to report a net loss of approximately $155,817 for the three months ended July 31, 2026, compared with a net loss of $110,845 for the three months ended July 31, 2025, an increase of approximately $44,972, or 40.6%. For the six months ended July 31, 2026, the Company expects to report a net loss of approximately $231,661, compared with a net loss of $191,386 for the six months ended July 31, 2025, an increase of approximately $40,275, or 21.0%.

Three Months Ended July 31

	2026	2025	Change
Revenues	$—	$—	$—
Operating expenses	161,817	99,067	62,750
Loss from operations	(161,817)	(99,067)	(62,750)
Other income	6,000	—	6,000
Provision for income taxes	—	(11,778)	11,778
Net loss	$(155,817)	$(110,845)	$(44,972)

Six Months Ended July 31

	2026	2025	Change
Revenues	$—	$—	$—
Operating expenses	237,661	168,214	69,447
Loss from operations	(237,661)	(168,214)	(69,447)
Other income	6,000	—	6,000
Provision for income taxes	—	(23,172)	23,172
Net loss	$(231,661)	$(191,386)	$(40,275)

The anticipated change is attributable principally to the following:

•	The Company generated no revenue in either period. Commercial sales were suspended after the fiscal year ended January 31, 2022.

•	Professional fees increased to $98,174 from $35,200 for the three months, and to $110,374 from $38,700 for the six months, reflecting legal, accounting and reporting costs associated with the Company’s Commission reporting obligations and related corporate matters.

•	Payroll expenses were unchanged at $57,813 for the three months and $115,625 for the six months in both years. Such amounts have been accrued and remain unpaid.

•	General and administrative expenses decreased to $5,830 from $6,054 for the three months, and to $11,662 from $13,889 for the six months.

•	Other income of $6,000 in the current periods represents the refund of a security deposit that had been expensed in a prior year. There was no comparable amount in the prior-year periods.

•	No provision for income taxes was recorded in the current periods. The prior-year amounts of $11,778 and $23,172 represent interest and penalties on historical income tax obligations relating to fiscal year 2022, which the Company classifies as income tax expense in accordance with ASC 740-10-45-25.

The amounts set forth above are unaudited, are subject to completion of the Company’s financial statements and the review thereof and remain subject to change. Accordingly, actual results reported in the Quarterly Report on Form 10-Q may differ from the amounts presented in this attachment.

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